Exhibit 99.1

Mecox Lane Limited Announces Receipt of “Going Private” Proposal at US$4.00 per ADS or US$0.114 per Ordinary Share

SHANGHAI, China, July 21, 2015 —  Mecox Lane Limited (NASDAQ: MCOX) (“Mecox Lane” or the “Company”), a multi-brand and multi-channel retailer in China specialized in health, beauty and lifestyle products, today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter dated July 21, 2015 from CNshangquan Limited and Leading Capital Co. Ltd. (the “Consortium Members”) to acquire all of the outstanding shares of the Company not already owned by the Consortium Members (including shares represented by American depositary shares, or “ADS,” with each ADS representing 35 ordinary shares of the Company) in a “going private” transaction (the “Transaction”) at a price of US$4.00 per ADS or approximately US$0.114 per ordinary share in cash.

The Consortium Members currently beneficially own approximately 63.8% of all the issued and outstanding shares of the Company.

According to the proposal letter, the Consortium Members intend to form an acquisition vehicle for the purpose of implementing the Transaction, and have agreed to work with each other exclusively in pursuing the Transaction. The Consortium Members intend to finance the Transaction with equity capital funded by the Consortium Members and any additional equity investor who may be admitted as a consortium member. A copy of the proposal letter is attached hereto as Exhibit A.

The Board intends to form a special committee comprised of independent and disinterested directors and will authorize the special committee to retain legal and financial advisors to assist it in evaluating the Transaction.

The Board cautions the Company’s shareholders and others considering trading in its securities that the Board just received the non-binding proposal letter from the Consortium Members and no decision has been made with respect to the Company’s response to the Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Mecox Lane Limited

Mecox Lane Limited (Nasdaq: MCOX) is a multi-brand and multi-channel retailer in China specialized in health, beauty and lifestyle products. Since the Company’s founding in 1996 and its listing on the Nasdaq Global Select Market in 2010, Mecox Lane has focused on the evolving fashion and lifestyle needs of China’s young women through multiple retail channels. As part of a strategy shift under new management and in response to current market trends, the Company focuses on providing its broad base of urban and upwardly mobile customers with health and beauty products that are in step with their increasingly wellness-focused lifestyles. For more information on Mecox Lane, please visit http://ir.mecoxlane.com.

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business strategies and initiatives as well as its business plans; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s products under development or planning; the Company’s ability to attract customers and further enhance its brand recognition; trends and competition in the industry in which the Company operates; the failure of the markets to grow at the projected rates; the rapidly changing nature of the industry in which the Company operates; and significant uncertainties of any projections or estimates relating to the growth prospects or future condition of the market. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Exhibit A

July 21, 2015

The Board of Directors
Mecox Lane Limited (the “Company”)
Room 302, Qilai Building, No. 889 Yishan Road
Shanghai 200233
People’s Republic of China

Dear Sirs and Madams:

We, CNshangquan Limited (“CNshangquan”), together with Leading Capital Co. Ltd. (“Leading Capital”, collectively with CNshangquan, the “Consortium Members”) are pleased to submit this preliminary non-binding proposal to acquire all of the outstanding ordinary shares of the Company not already owned by us in a going private transaction (the “Transaction”) described below.

We believe our proposal provides a very attractive opportunity to the Company’s shareholders. Our proposal represents a premium of approximately 17.6% to the Company’s closing price on July 20, 2015. We are confident that the Transaction can be closed on a highly expedited basis as outlined in this letter.

Set forth below are the key terms of our proposal.

1.              Consortium. The Consortium Members have entered into a consortium agreement, pursuant to which we will form an acquisition vehicle for the purpose of implementing the Transaction, and have agreed to work with each other exclusively pursuing the completion of the Transaction. The Consortium Members are interested only in pursuing the Transaction and are not interested in selling their shares in any other transaction involving the Company.

2.              Purchase Price. The purchase price payable will be US$4.00 per American Depositary Share (“ADSs,” each ADS representing thirty-five ordinary shares of the Company) or approximately US$0.114 per ordinary share in cash, in each case other than for the ADSs or ordinary shares held by directly or indirectly by us.

3.              Financing. We intend to finance the Transaction with equity capital. Equity financing will be provided by the Consortium Members, in the form of cash and rollover equity in the Company, and from any additional equity investor who may be admitted as a consortium member. We are confident that we can timely secure adequate financing to consummate the Transaction.

4.              Due Diligence. We believe that we will be in a position to complete customary legal, financial and accounting due diligence for the Transaction in a timely manner and in parallel with negotiation of transaction agreements.

5.              Definitive Agreements. We have engaged Gibson Dunn & Crutcher LLP as our international legal counsel and are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) in respect of the Transaction.  These agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transaction of this type.

6.              Process. Given CNshangquan’s involvement in the Transaction, we believe it is prudent and in the best interests of the Company for the Company’s Board of Directors to establish a special committee of independent directors to consider the Transaction (the “Special Committee”). We also expect that the Special Committee would retain independent advisors, to assist it in its work. In considering our offer, you should be aware that we are interested only in acquiring the outstanding shares of the Company that we do not already beneficially own, and that we do not intend to sell our stake in the Company to a third party.

7.              Confidentiality. The Consortium Members will, as required by law, promptly file a Schedule 13D and/or amendment thereof with the Securities and Exchange Commission to disclose this letter. We are sure you will agree, however, that it is in all of our interests to ensure that we otherwise proceed in a strictly confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.  Until a confidentiality agreement is signed, any written news releases by the Company or us pertaining to the Transaction shall be reviewed and approved by the Company and ourselves prior to their release, subject to any requirements of law.

8.              About Leading Capital. Leading Capital is a leading China-focused asset fund manager with US$1.5 billion of assets under management. Leading Capital’s investments target high growth companies in China in the consumer, environmental, electronic information, healthcare, modern agriculture, and high-end manufacturing sectors.

9.              No Binding Commitment. This proposal is not a binding offer, agreement or agreement to make a binding offer or agreement at any point in the future. This letter is a preliminary indication of interest by the Consortium Members and does not contain all matters upon which agreement must be reached in order to consummate the proposed Transaction, nor does it create any binding rights or obligations in favor of any person. The parties will be bound only upon the execution of the Definitive Agreements.

10.       Governing Law. This letter shall be governed by, and construed in accordance with, the internal laws of the State of New York.

In closing, we would like to express our commitment to working with you to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

CNshangquan Limited

By:	/s/ Wei Zhu
Name: Wei Zhu
Title: Authorized Signatory

Leading Capital Co. Ltd.

By:	/s/Chaoyang Wu
Name: Chaoyang Wu
Title: Chairman of Board

CONTACT: For investor and media inquiries please contact:

Christina Hou

Mecox Lane Limited

Tel: +86 (21) 3108-1111 Ext. 8161

Email: ir@mecoxlane.com

Derek Mitchell

Ogilvy Financial

In the U.S.: +1 (646) 867-1888

In China: +86 (10) 8520-6139

Email: mcox@ogilvy.com